1588 South Coast Drive
Costa Mesa, California 92626
(657) 859-2888

October 7, 2011

Via FedEx and EDGAR Correspondence

Jaime G. John
Staff Accountant
U. S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Raptor Networks Technology, Inc.
Current Report on Form 8-K/A
Filed October 7, 2011
File No. 000-51443

Dear Mr. John:

This letter responds to the comments of your letter dated October 5, 2011 relating to Raptor Networks Technology, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of the Company’s Current Report on Form 8-K/A, File No. 000-51443 (the “Form 8-K/A”) contain revisions that are in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of October 5, 2011, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of October 5, 2011.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
Please revise your Form 8-K to state whether Mendoza Berger & Company resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that you were “terminating [y]our relationship with Mendoza”, as that wording is unclear to a reader.

Please see the Form 8-K/A in which the Company discloses that it dismissed Mendoza Berger & Company.

2.
We note that your disclosure indicates that there were no consultations with KBL, LLP (KBL) regarding “any disagreement or event as described in Item 304(a)(1)(iv) of Regulation S-B.”  Please revise your Form 8-K to refer to Item 304(a)(1)(iv) of Regulation S-K.

Please see the Company’s disclosures in the Form 8-K/A which refer to Regulation S-K and not Regulation S-B.

3.
Additionally, we note that your disclosure regarding the engagement of KBL does not refer to any consultations regarding any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.  Please revise your Form 8-K to include the disclosure described in Item 304(a)(2)(ii) of Regulation S-K.

Please see the Form 8-K/A in which the Company discloses that it has not consulted with KBL during the two most recent fiscal years and through September 28, 2011 regarding any reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

4.	In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

The Company has obtained and filed as Exhibit 16.1 to the Form 8-K/A an updated letter from its former independent registered public accountant stating that the accountant agrees with the statements made in the Form 8-K/A. A copy of this letter is enclosed for your convenience.

In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to your comments in your letter of October 5, 2011.  If you have any questions, please call me at (657) 859-2888.

Respectfully submitted,

By:  /s/ BOB VAN LEYEN

Bob van Leyen,
Chief Financial Officer and Secretary